

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Mr. David Binder
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004

>    **Re:    Infospace, Inc**
>    **Form 10-K for Fiscal Year Ended December 31, 2009**
>    **Filed February 26, 2010**
>    **File No. 000-25131**

Dear Mr. Binder:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>    Sincerely,
>
>    /s/  Kathleen Collins
>
>    Kathleen Collins
>    Accounting Branch Chief